UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K  |_| Form 20-F  |_| Form 11-K
                |X| Form 10-Q  |_| Form N-SAR

               For Period  Ended:  March 31, 1999
               [ ] Transition  Report on Form 10-K
               [ ] Transition  Report on Form 20-F
               [ ] Transition Report on Form  11-K
               [ ]  Transition  Report  on Form  10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
    Big Smith Brands, Inc.
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Full Name of Registrant
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Former Name if Applicable
    7100 West Camino Real, Suite 402
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Address of Principal Executive Office (Street and Number)
     Boca Raton, Florida  33433
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                 (Attach Extra Sheets if Needed)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Delbridge E. Narron         (212)               715-7599
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         (Name)               (Area Code)       (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment II
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                             Big Smith Brands, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 05/18/99                     By  /s/ Susan Leonhardt
                                  -----------------------
                                  Susan Leonhardt,
                                  Director of Administration/Accounting
                                    (chief accounting officer and authorized
                                     registrant signer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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

                                  Attachment I


         On April 22, 1999, Registrant completed a sale of all assets of the Company relating to the Company's workwear business, other than real estate and trademarks, and licensed the purchaser to use the "Big Smith" trademark and certain related trademarks in the manufacture, sale and licensing of workwear products. Additionally, the consolidation of the Registrant's executive and accounting offices to the Registrant's facility in Boca Raton, Florida was only completed days prior to the closing of the above referenced sale of assets. These events have prevented the Registrant from finishing its Quarterly Report on Form 10-QSB. Registrant is currently in the process of completing the remaining portions of the Form 10-QSB, and believes that the Form 10-QSB will be filed within the grace period provided for under Rule 12b-25.

                                  Attachment II

         The Registrant estimates that its loss from operations for the three months ended March 31, 1999, will be approximately $600,000 as compared with loss from operations of approximately $1,137,000 during the three months ended March 31, 1998. The decrease in the reported loss from operations resulted primarily from the inclusion in the three months ended March 31, 1998 of a one time non-recurring convertible debenture amortization discount of $606,204 arising as a result of the retirement of all outstanding convertible debentures in that fiscal quarter. Excluding this extraordinary item, the Company's net loss for the three months ended March 31, 1998 was approximately $530,500, showing an increase in loss from operations of approximately $70,000 from the three months ended March 31, 1998 to the three months ended March 31, 1999. This actual increase in loss from operations resulted from the liquidation of slow moving sportswear inventory which was only partially offset by a reduction in selling expenses and general and administrative expenses.